UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: October 3, 2022

Commission File Number: 001-39307

Legend Biotech Corporation
(Exact Name of Registrant as Specified in its Charter)

2101 Cottontail Lane
Somerset, New Jersey 08873
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K, including Exhibit 99.1, shall be deemed to be incorporated by reference in the registration statements of Legend Biotech Corporation on Form F-3 (Nos. 333-257609 and 333-257625) and Form S-8 (No. 333-239478), to the extent not superseded by documents or reports subsequently filed.

Amended and Restated Employment Agreement and Indemnification Agreement with Ms. Lori Macomber

On September 28, 2022, Legend Biotech Corporation (the “Company) and its subsidiary Legend Biotech USA Inc. entered into an amended and restated employment agreement (the “Employment Agreement”) with Lori Macomber, the Company’s Chief Financial Officer.

Under the terms of the Employment Agreement, Ms. Macomber’s annual base salary is $320,000 and Ms. Macomber is eligible for a discretionary annual cash bonus with a target of 35% (the “Annual Bonus”) of her then-current base salary (the “Target Amount”). Under the Employment Agreement, Ms. Macomber’s eligibility for the Annual Bonus will be based upon her performance, business conditions at the Company, and the terms of any applicable bonus plan and, to the extent required by the Compensation Committee of the Company’s Board of Directors, the achievement of performance targets as established by the Board of Directors or the Compensation Committee, based on the recommendations of the Company’s Chief Executive Officer.

Pursuant to the terms of the Employment Agreement, Ms. Macomber’s employment is at will and may be terminated at any time by the Company. If Ms. Macomber’s employment is terminated by the Company without Cause (as defined in the Employment Agreement) or by Ms. Macomber for Good Reason (as defined in the Employment Agreement) in either case not in connection with a Change in Control (as defined in the Employment Agreement), then Ms. Macomber would be eligible to receive the following severance benefits, less applicable taxes withholdings (the “Non-CIC Severance Benefits”):

●	payment of Ms. Macomber’s then-current base salary in accordance with normal payroll procedures for 12 months;

●
payment of Ms. Macomber’s annual bonus earned for the year prior to the year in which her termination occurs if unpaid as of the date such termination is effective (the “Date of Termination”), calculated based on the attainment of applicable corporate performance metrics and, with respect to individual metrics, the average of Ms. Macomber’s individual performance ratings over the two years prior to such performance year (the “Prior Year Bonus”);

●
a pro-rated portion of Ms. Macomber’s Target Amount for the year in which the Date of Termination occurs, without regard to whether service or performance metrics or ratings have been established or achieved (whether corporate or individual) (the “Pro Rata Bonus”);

●	payment or reimbursement of continued health coverage for Ms. Macomber and her dependents under COBRA for up to 12 months;

●	with respect to existing equity awards at the time of entry into the Employment Agreement, acceleration of vesting in full;

●
with respect to any equity awards that may be granted to Ms. Macomber following entry into the Employment Agreement, that portion of any equity awards held by Ms. Macomber that would have vested during the 12-month period following Ms. Macomber’s Date of Termination shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable without regard to any performance-based requirements, but only so long as any applicable corporate performance goals are achieved;

●	the post-termination exercise period attributable to any stock options will extend to 12 months from Ms. Macomber’s Date of Termination; and

●	outplacement services with a nationally recognized provider or executive coaching services for a period of 12 months (the “Coaching Services”).

 Under the Employment Agreement, if Ms. Macomber’s employment is terminated by the Company without Cause or if Ms. Macomber resigns for Good Reason, in either case within 3 months before or 18 months following the effective date of a Change in Control, then Ms. Macomber would be entitled to the following severance benefits, less applicable tax withholding (the “CIC Severance Benefits,” together with the Non-CIC Severance Benefits, the “Severance Benefits”):

●	payment of her then-current base salary in accordance with normal payroll procedures for 18 months;

●	the Prior Year Bonus if unpaid as of the Date of Termination;

●	the Pro Rata Bonus;

●	payment of 1.5 times Ms. Macomber’s Target Amount for the year in which the Date of Termination occurs;

●	payment or reimbursement of continued health coverage for Ms. Macomber and her dependents under COBRA for up to 18 months;

●
all equity awards held by Ms. Macomber shall be accelerated, such that such then-unvested equity awards immediately vest and become fully exercisable or non-forfeitable as of the Date of Termination without regard to any performance-based requirements;

●	if the options are assumed or converted, the post-termination exercise period attributable to any stock option shall be extended to 18 months from the Date of Termination; and

●	the Coaching Services.

Payment of the Severance Benefits is subject to Ms. Macomber signing and delivering to the Company a separation agreement containing a general release of claims in favor of the Company. Under the Employment Agreement, if Ms. Macomber’s employment is terminated for Cause or Ms. Macomber resigns without Good Reason, Ms. Macomber will not receive any Severance Benefits.

The above description of the Employment Agreement is qualified in its entirety by reference to the full text of the Employment Agreement, a copy of which is filed as Exhibit 10.1 to this Form 6-K and the contents of which are incorporated by reference herein. Ms. Macomber also entered into the Company’s standard form of indemnification agreement, which was previously filed as Exhibit 10.2 to the Company’s Registration Statement on Form F-1, filed with the Securities and Exchange Commission on May 29, 2020.

EXHIBIT LIST

Exhibit         Description

10.1              Amended and Restated Employment Agreement among the Company, Legend Biotech USA Inc., and Lori Macomber, effective September 28, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEGEND BIOTECH CORPORATION

Date: October 3, 2022	By:	/s/ Ying Huang
	Name:	Ying Huang, Ph.D.
	Title:	Chief Executive Officer